

October 17, 2014

Via E-mail
Aleksandr Chuiko
President
Karnet Capital Corp.
Lensoveta 42, apartment 48
Saint Petersburg, Russia 196143

> **Re:** **Karnet Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2014**
> **File No. 333-197724**

Dear Mr. Chuiko:

We have reviewed your amendment to the registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated August 25, 2014, stating that you are not a blank check company because you are in the business of selling food waste disposal units in Russia. We note that you have yet began operations, have realized no revenues to date, require a minimum of $30,000 from this offering to implement your plan of operations for the next 12 months, have no arrangements for additional financing, expect to suffer significant losses into the foreseeable future, and there is substantial doubt about your ability to continue as a going concern, produce any operating revenues, or ever achieve profitable operations. Thus we continue to believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and make respective disclosures in the filing.

2. In your response to comment two of our letter dated August 25, 2014 you stated that "enclosed are copies of all written communications that we will present to potential investors." As it appears that no documents were "enclosed" at the time of the filing of the amendment to the registration statement or provided to us supplementally, please advise, or otherwise provide us supplementally with copies of any written communications that you or anyone authorized on your behalf will present to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Cover Page

3. Please revise your disclosure of the anticipated net proceeds from this offering indicating that the percentages assume the sale of 25%, 50% and 75% *of the shares offered*. Please also revise your disclosure to indicate what your net, rather than gross, proceeds will be at each of these levels. Please see comment five of our letter dated August 25, 2014.

Prospectus Summary, page 3

Karnet Capital Corp., page 3

4. You state in the first paragraph under this heading that you "do not have Distributorship contracts," and in the second paragraph state that "[t]o date we have … signed a contract with distributor 'Kalynka 25.'" Please revise to correct this seeming discrepancy.

Risk Factors, page 5

Risks Relating to Our Business, page 5

We Lack and Operating History and Have Not Generated Any Revenues to Date … page 6

5. Please refer to the last bullet point in comment six of our letter dated August 25, 2014. We note that you have not revised your disclosure to remove references to services offered by your company since you are in the business of selling food waste disposal units, and not services. Please comply with our prior comment six in full.

Risks Related to Doing Business in Russia, page 7

6. This heading is followed by five paragraphs of risk factor disclosure which appear to address different risks relating to doing business in Russia. Please revise your disclosure to include a descriptive subheading for each risk.

7. Please clarify what specific laws and regulations you are referring to here, the impact such laws and regulations may have on your business, and the risks posed by violation or changes of these laws or regulations.

We operate in a highly competitive environment, and if we are unable to compete with … page 9

8. Please reconcile your disclosure here as well as on pages 18, 19 and 21 that you operate in a highly competitive environment with your disclosure on page 29 that your business faces "very few direct competitors." Please see comment 29 of our letter dated August 25, 2014.

Use of Proceeds, page 13

9.   Please revise to reflect the offering proceeds on a net basis, after deducting the costs of registering the securities and conducting this offering.

10.   You state that if "substantially less than the minimum proceeds are obtained [you] … will buy less units for cheaper price." Please clarify how you will be able to acquire the units at a cheaper price.

Management's Discussion and Analysis or Plan of Operation, page 15

11.   Please update your MD&A disclosure for the period ending August 31, 2014. Please see Item 303(b) of Regulation S-K.

12 Month Plan of Operations, page 16

12.   We note that on pages 17, 19, and 21 you continue to refer to "the strengths of [y]our business model and services, [y]our guarantee of quality and satisfaction, and [y]our value proposition that offers more value to [y]our customers than available alternatives." Please provide objective criteria for these seemingly subjective statements. Please refer to comments 17 and 18 of our letter dated August 25, 2014.

Description of Business, page 25

13.   Please discuss whether you expect to be subject to any import or tax duties. See comment 30 of our letter dated August 25, 2014.

5. Freight and Storage, page 27

14.   You state here that your contract with Kalynka 25 allows you to store your products at their warehouse. We also note disclosure on page 25 that you have engaged Kalynka 25 as "an independent contractor for the specific purpose of distributing [y]our disposal units through their stores." However, the contract filed as Exhibit 10.1 identifies Kalynka 25 as a "Buyer" and you as a "Seller" of the food waste disposers and does not provide for an independent contractor relationship or for your ability to store your products at their warehouse. Please advise and revise your disclosure to the extent necessary to remove discrepancies between your disclosure and the terms of the contract with Kalynka 25.

Certain Relationships and Related Transactions, page 32

15.   Please update your disclosure here to discuss the $5,000 loan from Mr. Chuiko on June 24, 2014 and its terms.

16.   Please describe in greater detail Mr. Chuiko's commitment to loan you the costs of implementing your business plan for the next 12 months, including what level of funding Mr. Chuiko is committed to provide and the terms thereof. Please refer to comment 33 of our letter dated August 25, 2014.

Financial Statements for Fiscal Quarter Ended August 31, 2014, page F-9

17.   Please revise the labeling of interim financial information on your Statement of Operations, on page F-11, and Statement of Cash Flows, on page F-12, to read "Three Months Ended August 31, 2014" rather than "Three Months Ended May 31, 2014."

Undertakings, page II-2

18.   Please include the Item 512(h) of Regulation S-K undertakings as it appears that in response to comment four of our letter dated August 25, 2014 you have removed them in their entirety.

Exhibit Index, page II-5

19.   To the extent that the asterisk next to exhibits 3.1, 3.2, 5.1, 10.1 and 10.2 is indicative of these exhibits being incorporated by reference from the prior filing of the registration statement, please include requisite footnote disclosure to that effect.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Scott D. Olson, Esq. *(via e-mail)*